AB 3/5

[redacted]

10029556

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30353

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YYY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITOL SECURITIES MANAGEMENT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 CONCOURSE BOULEVARD
(No. and Street)

GLEN ALLEN	VA	23059
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LIA GOFF — 804-612-9712
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.
(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

SEC
Mail Processing
Section
MAR 01 2010
Washington, DC
120

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

3/9

OATH OR AFFIRMATION

I, MARK HAMBY ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITOL SECURITIES MANAGEMENT, INC. , as of DECEMBER 31 , 20 09 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

DAVID A. SOUTHWORTH
Notary Public
Commonwealth of Virginia
338999
My Commission Expires Mar 31, 2011

[signature]
Signature

PRESIDENT
Title

[signature] 2/23/2010
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITOL SECURITIES MANAGEMENT, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2009

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report

To the Board of Directors of
Capitol Securities Management, Inc.

We have audited the accompanying statement of financial condition of Capitol Securities Management, Inc. as of December 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capitol Securities Management, Inc. at December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Larry Liberfarb, PC

Norwood, Massachusetts
February 4, 2010

CAPITOL SECURITIES MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash	$ 53,638
Deposits with clearing organizations	105,000
Receivable from broker-dealers and clearing organizations	982,263
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation of $209,085	59,264
Other assets	313,724
	$ 1,513,889

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Payable to broker-dealers and clearing organizations	$ 27,959
Income taxes payable, including deferred taxes of $31,500	111,767
Accounts payable, accrued expenses and other liabilities	777,465
	917,191
Commitments and contingent liabilities	
Stockholder's equity:	
Common stock, $1 par value, authorized 5,000 shares, issued 100 shares	100
Additional paid-in capital	70,900
Retained earnings	525,698
Total stockholder's equity	596,698
	$ 1,513,889

The accompanying notes are an integral part of these financial statements.

CAPITOL SECURITIES MANAGEMENT, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues:	
Commissions	$ 18,629,564
Investment advisory fees	1,835,897
Other	176,205
	20,641,666
Expenses:	
Employee compensation and benefits	2,749,262
Floor brokerage, exchange, and clearance fees	782,516
Communications and data processing	169,487
Interest	3,450
Occupancy	611,690
Other expenses	16,230,847
	20,547,252
Income before income taxes	94,414
Provision for income taxes	100,396
Net loss	$ (5,982)

The accompanying notes are an integral part of these financial statements.

CAPITOL SECURITIES MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock		Additional	Retained	
	Shares	Amount	Paid-In Capital	Earnings	Totals
Balance at January 1, 2009	100	$ 100	$ 70,900	$ 531,680	$ 602,680
Net loss	-	-	-	(5,982)	(5,982)
Balance at December 31, 2009	100	$ 100	$ 70,900	$ 525,698	$ 596,698

The accompanying notes are an integral part of these financial statements.

CAPITOL SECURITIES MANAGEMENT, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:		
Net loss	$	(5,982)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		18,774
(Increase) decrease in operating assets:		
Increase in deposits with clearing organizations		(5,000)
Increase in receivable from broker-dealers and clearing organizations		(130,490)
Increase in other assets		(35,819)
(Decrease) increase in operating liabilities:		
Increase in payable to broker-dealers and clearing organizations		23,181
Increase in income taxes payable		81,767
Decrease in accounts payable, accrued expenses and other liabilities		(125,971)
Total adjustments		(173,558)
Net cash used for operating activities		(179,540)
Cash flows from investing activities:		
Purchase of furniture and equipment		(8,956)
Cash flows from financing activities:		
None		-
Decrease in cash		(188,496)
Cash at beginning of the year		242,134
Cash at end of the year	$	53,638
Cash paid during the year for:		
Income taxes	$	18,629
Interest	$	3,450

The accompanying notes are an integral part of these financial statements.

CAPITOL SECURITIES MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions and Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment advisory fees are received quarterly, but are recognized as earned.

Marketable Securities

Marketable securities are valued at market, cost is determined on the specific identification method. Realized and unrealized gains and losses for trading securities are reflected in revenue.

Depreciation

Depreciation is provided on an accelerated basis using estimated lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expense and benefits are recognized in the financial statements for the changes in deferred tax liabilities or asset between years.

Advertising Expense

The Company expenses the cost of advertising and promotions as incurred.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3- OFF BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company's customers' securities transactions are introduced on a fully disclosed basis with a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipts and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers, and that customer transactions are executed properly by the clearing broker/dealer.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company at times maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

The Company maintains cash and securities in excess of the established limit insured by the Securities Investors Protection Corp (SIPC).

NOTE 4 – NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $234,724 which was $175,678 in excess of its required net capital of $59,046. The Company's net capital ratio was 3.77 to 1.

NOTE 5 – EMPLOYEE BENEFITS

The Company provides a 401(k) savings plan which covers substantially all employees meeting minimum age and service requirements. The Company at its discretion may match employer contributions to the plan. For the year ending December 31, 2009, the Company's matching contribution amounted to $20,773.

NOTE 6 – INCOME TAXES

Income tax expense consists of the following:

Taxes currently payable:	
Federal	$ 48,367
State	20,529
Total	$ 68,896
Deferred income taxes:	
Federal	$ 25,000
State	6,500
Total	$ 31,500
Total provision for income taxes	$ 100,396

The income tax provision differs from the expense that would result from applying federal and state statutory tax rates to income before income taxes because of the statutory exclusion for certain items such as corporate meals and entertainment expense and officers' life insurance expense, and the fact that it files a consolidated tax return with it's parent corporation CS Financial Group, Inc..

NOTE 7 – PROPERTY AND EQUIPMENT

As of December 31, 2009, major classes of property and equipment consisted of the following:

Computer equipment	$ 107,196
Furniture and fixtures	131,904
Leasehold improvements	29,249
	268,349
Less: Accumulated depreciation	209,085
	$ 59,264

Depreciation expense for 2009 was $18,774.

NOTE 8 – LONG TERM LEASES

The Company leases office space at five locations, at the rate of $50,503 per month. The leases expire between March 2010 and October 2015. Some of the leases contain excess operating expense clauses. Rent expense net of adjustments and reimbursements for 2009 was $603,370.

Future minimum lease payments for non-cancelable operating leases as of December 31, 2009 are as follows:

Years Ended December 31,	
2010	$ 411,824
2011	541,578
2012	474,264
2013	391,217
2014	391,876
Thereafter	225,338
	$2,436,097

NOTE 9 – RELATED PARTY TRANSACTIONS

The Company receives consulting services from its parent company, CS Financial Group, Inc. (CSF). The related party charged $240,965 for these services for the year ending December 31, 2009. At December 31, 2009, the Company owed $ 0 to the related party. Since the Company is a 100% subsidiary of CSF, operating results could vary significantly from those that would be obtained if the entities were autonomous.

NOTE 10 – LITIGATION

The Company is involved in various legal proceedings arising in the ordinary course of its business activities. The Company believes that these various asserted claims and litigation will not materially affect its financial position, future operating results or cash flows, although no assurance can be given with respect to the ultimate outcome of any such claims or litigation.

CAPITOL SECURITIES MANAGEMENT, INC.

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2009

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report on
Supplementary Information Required by Rule 17a-5 of the
Securities and Exchange Commission

To the Board of Directors of
Capitol Securities Management, Inc.

We have audited the accompanying financial statements of Capitol Securities Management, Inc. as of and for the year ended December 31, 2009, and have issued our report thereon dated February 4, 2010, Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Larry Liberfarb, PC

Norwood, Massachusetts
February 4, 2010

SCHEDULE I

CAPITOL SECURITIES MANAGEMENT, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2009

AGGREGATE INDEBTEDNESS:		
Payable to broker-dealers and clearing organizations	$ 27,959	
Income taxes payable	80,267	
Accounts payable, accrued expenses and other liabilities	777,465	
	$ 885,691	
NET CAPITAL:		
Common stock		$ 100
Additional paid-in capital		70,900
Retained earnings		525,698
		596,698
ADJUSTMENTS TO NET CAPITAL:		
Deferred income tax expense		31,500
Furniture, equipment, and leasehold improvements		(59,264)
Other assets		(313,723)
Haircuts		(20,487)
Net capital, as defined		234,724
NET CAPITAL REQUIREMENT		59,046
NET CAPITAL IN EXCESS OF REQUIREMENT		$ 175,678
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		3.77 to 1

Reconciliation with Company's computation of net capital:

Net capital as reported in Company's Part IIA (unaudited) Focus Report	$ 347,016
Net audit adjustments	(143,792)
Decrease in non-allowables and haircuts	31,500
Net capital per above	$ 234,724

SCHEDULE II

CAPITOL SECURITIES MANAGEMENT, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER\DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2009

Capitol Securities Management, Inc. is exempt from Rule 15c3-3 of the Securities and Exchange Commission since it does not hold customer funds or securities. The conditions for the exception were complied with for the period ending December 31, 2009.

The Company does not carry accounts of, or for, customers and conducts its business in accordance with the following condition and does not engage in any other securities activities.

The Company acts as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report on Internal Control Required by Rule 17a-5

To the Board of Directors of
Capitol Securities Management, Inc.

In planning and performing our audit of the financial statements of Capitol Securities Management, Inc., (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordations required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of the report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Larry D. Liberfarb, P.C.
Norwood, Massachusetts
February 4, 2010

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of
Capitol Securities Management, Inc.

In accordance with rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying schedule of Assessments and Payments to the Securities Investor Protection Corporation (SIPC) for the nine month period ending December 31, 2009, which were agreed to by Capitol Securities Management, Inc. and the Securities Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T), management is responsible for the compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7T with respective cash disbursement record entries noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the period April 1, 2009, to December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Norwood, Massachusetts
February 4, 2010

CAPITOL SECURITIES MANAGEMENT, INC.

SCHEDULE OF ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED DECEMBER 31, 2009

Payment Date	To Whom Paid	Amount
02/02/2009	SIPC	$ 150.00
08/01/2009	SIPC	$ 6,095.00
02/10/2010	SIPC	$ 16,025.00